UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                               Levi Strauss & Co.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    52736R102
                  -------------------------------------------
                                 (CUSIP Number)

                               December 31, 2021
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP NO.52736R102                   13G                   PAGE 2 OF 4 PAGES
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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Parnassus Investments, LLC                 87-2269073
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]

       N/A
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 3     SEC USE ONLY

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 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       San Francisco, California - U.S.A.
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                     5     SOLE VOTING POWER

     NUMBER OF              5,440,306(1)
      SHARES       ----------------------------------------------------------
                     6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              0
                   ----------------------------------------------------------
       EACH          7     SOLE DISPOSITIVE POWER

    REPORTING               5,440,306
      PERSON       ----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
       WITH
                           0
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 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,440,306
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.54%(2)
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12     TYPE OF REPORTING PERSON*

       IA

       1. Because each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock generally is entitled to ten votes per share, and the Reporting Person only holds Class A Common Stock, the Reporting Person beneficially owns equity securities of Levi Strauss & Co. representing approximately only 0.18% of the total number of votes of all classes of common stock of Levi Strauss & Co., based on 98,205,835 shares of Class A Common Stock and 299,815,032 shares of Class B Common Stock outstanding as of December 31, 2021.
       2. Assuming the conversion of all shares of Class B Common Stock, of which the Reporting Person owns none, into shares of Class A Common Stock on a one-for-one basis, the Reporting Person would own only 0.18% of the then outstanding shares of Class A Common Stock, based on 98,205,835 shares of Class A Common Stock and 299,815,032 shares of Class B Common Stock outstanding as of December 31, 2021.


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          Item 1(a) Name of Issuer:
                    Levi Strauss & Co.

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    1155 Battery Street
                    San Francisco, CA 94111

          Item 2(a) Name of Person Filing:
                    Parnassus Investments, LLC

          Item 2(b) Address of the Principal Office or, if none, Residence:
                    1 Market Steet, Suite 1600
                    San Francisco, CA 94105

          Item 2(c) Citizenship:
                    California - U.S.A.

          Item 2(d) Title of Class of Securities:
                    Class A

          Item 2(e) CUSIP Number:
                    52736R102

          Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (e) [X] An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E)

          Item 4    Ownership:
                    (a)  Amount Beneficially Owned:
                          5,440,306

                    (b)  Percent of Class:
                         5.54%

                                PAGE 3 OF 4 PAGES

                    (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or direct the vote:
                          5,440,306

                   (ii)  shared power to vote or direct the vote:
                         0

                  (iii)  sole power to dispose or to direct the
                         disposition of:  5,440,306

                   (iv) shared power to dispose or to direct the disposition of: 0

          Item 5    Ownership of Five Percent or Less of a Class:
                    Not applicable.

          Item 6    Ownership of More than Five Percent on Behalf of Another
                    Person:
                    Securities reported on this Schedule 13G are beneficially owned by clients of Parnassus Investments, which includes investment companies registered under the Investment Company Act.

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                    Not applicable.

          Item 8    Identification and Classification of Members of the Group:
                    Not applicable.

          Item 9    Notice of Dissolution of a Group:
                    Not applicable.

          Item 10   Certification:
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022
                                      Parnassus Investments

                                      By:    /S/ Marc C. Mahon
                                         -------------------------------------
                                      Name:  Marc C. Mahon
                                      Title: Chief Financial Officer

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